Item 77I - DWS Strategic Income Trust (the "Fund")

The Fund incorporates by reference its Registration
Statement on Form N-2, filed on
April 5, 2007 (SEC Accession No. 0000950137-07-005205).

On May 14, 2007, the Fund issued 1,198,256 shares of common stock in connection with a rights offering of the Fund's shares. Shareholders of record on April 9, 2007 were issued one non-transferable right for each share owned on that date. The rights entitled the shareholders to purchase one new share of common stock for every three rights held. These shares were issued at a subscription price of $14.13. Net proceeds to the Fund were $16,688,357 after deducting the rights offering costs of $243,000. The net asset value per share of the Fund's Common shareholders was reduced by approximately $.07 per share as a result of the share issuance.




G:\sec_reg\NSAR\2007\5-31-2007\Item 77I - DWS Strategic Income Trust.doc